UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Fidelity D & D Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31609R100

CUSIP Number

Brian J. Cali
103 East Drinker Street
Dunmore, PA 18512
570-344-2029

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31609R100

1	Names of Reporting Persons: Brian J. Cali

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania, United States

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 165,766.8118

	8	Shared Voting Power 4,150

	9	Sole Dispositive Power 165,766.8118

	10	Shared Dispositive Power 4,150

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,916.8118

12	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.01%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock of Fidelity D & D Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Brian J. Cali (the “Reporting Person”), a United States citizen. The residential address of the Reporting Person is 102 December Drive, Dunmore, Pennsylvania 18512. The Reporting Person is a self-employed attorney whose business address is the Law Offices of Brian J. Cali, 103 East Drinker Street, Dunmore, Pennsylvania 18512.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 10, 2009, the Reporting Person acquired beneficial ownership of 4,150 options to purchase shares of the Issuer’s common stock as co-executor of Samuel C. Cali’s estate and 65,480 shares of the Issuer’s common stock as trustee of the Jane Cali Revocable Trust.

Item 4.	Purpose of Transaction

This report includes 4,150 options to purchase shares of the Issuer’s common stock owned by Samuel C. Cali, the father of the Reporting Person, prior to his death and 65,480 shares of the Issuer’s common stock held in the Jane Cali Revocable Trust. Samuel Cali’s will named the Reporting Person and the Reporting Person’s brother, Guy F. Cali, as co-executors of Samuel Cali’s estate. The Jane Cali Revocable Trust named the Reporting Person as trustee of the trust upon the death of Samuel Cali. As co-executor of Samuel Cali’s estate, the Reporting Person acquired shared beneficial ownership of 4,150 options to purchase shares of common stock of the Issuer, and, as trustee of the Jane Cali Revocable Trust, the Reporting Person acquired sole beneficial ownership of 65,480 shares of the Issuer’s common stock. As described below in Item 5(a), the Reporting Person beneficially owned 8.01% of the Issuer at the time of this report. As a result, the Reporting Person is required to report his beneficial ownership of the common stock of the Issuer on this Schedule 13D. Upon final disposition of Samuel Cali’s estate and the Jane Cali Revocable Trust, the Reporting Person and Guy F. Cali each expect to be the sole beneficial owner of approximately 50% of the Issuer’s shares presently held in Samuel Cali’s estate and the Jane Cali Revocable Trust.

Except as set forth in Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a)           The Reporting Person beneficially owns 169,916.8118 shares of common stock of the Issuer which, as of June 19, 2009, accounted for 8.01% of the Issuer’s issued and outstanding common stock.

(b)           The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 165,766.8118 shares of common stock of the Issuer including 65,480 shares of common stock of the Issuer held in the Jane Cali Revocable Trust of which Reporting Person is the trustee and 3,050 shares of common stock of the Issuer subject to options exercisable within 60 days of June 19, 2009.

The Reporting Person shares the power to vote or direct the vote and shares the power to dispose or to direct the disposition of 4,150 shares of common stock of the Issuer subject to options exercisable within 60 days of June 19, 2009. The options are held in the estate of Samuel Cali of which the Reporting Person shares the dispositive powers with Guy F. Cali as co-executor.

(c)           Transactions in the securities effected during the past sixty days:

1.     The Reporting Person acquired 452 shares of the Issuer’s common stock on May 12, 2009 for $24 a share in his personal brokerage account through a brokered transaction.

2.     The Reporting Person acquired 770 shares of the Issuer’s common stock on June 15, 2009 for $18.50 a share in his personal brokerage and retirement accounts through a brokered transaction.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)           The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities: Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to be Filed as Exhibit
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009
Date
/s/ Brian J. Cali
Signature
Brian J. Cali
Name/Title